Exhibit 99.1
[FORRESTER LETTERHEAD]
April 28, 2010
Everyday Health, Inc.
45 Main Street, Suite 800
Brooklyn, NY 11201
To Whom It May Concern:
     Forrester Research, Inc. (“Forrester”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form S-1 filed by Everyday Health, Inc. and any related prospectus:
“According to a February 2010 study prepared on our behalf by Forrester Research, Inc., a market research firm, total online advertising represented 8.5% and 9.6% of total advertising, excluding direct mail, during 2008 and 2009, respectively. However, according to Forrester Research, total online advertising in the health and wellness category represented only 4.0% and 4.9% of total advertising in the health and wellness category in 2008 and 2009, respectively. The health and wellness category includes health products, services and insurance, prescription drugs and nutritional supplements, personal care and fitness and sports equipment. Furthermore, according to Forrester Research, total online advertising in the health and wellness category is projected to grow at a compounded annual rate of approximately 17.8% from 2009 to 2015. ”
This consent is conditioned up the inclusion in the Registration Statement and any related prospectus of the following language:
“The Forrester Research study described herein represents data, research, opinions or viewpoints prepared by Forrester Research for us and are not representations of fact. We have been advised by Forrester Research that its study speaks as of its original date (and not as of the date of this prospectus) and any opinions expressed in the study are subject to change without notice.”
Forrester’s consent shall not be deemed an admission that Forrester is an expert whose consent is required under Section 7 of the Securities Act of 1933.
Very truly yours,
Forrester Research, Inc.
By /s/ Gail S. Mann
     Name: Gail S. Mann
     Title: Chief Legal Officer